Mail Stop 4720
                                                            February 5, 2018


Yue (Justin) Zhang, Chief Executive Officer and Chairman
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China

       Re:     X Financial
               Draft Registration Statement on Form F-1
               Submitted January 8, 2018
               CIK No. 0001725033

Dear Mr. Zhang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Based on your current disclosure, it appears that recent PRC regulations, such as Circular
       141, Notice on Rectification of Cash Loan Business, issued on December 1, 2017 and
       Circular 57, Notice on the Special Rectification and Inspection of Risk of Online Lending
       Intermediaries, may have a material effect on your business model. Please expand your
       Summary, Risk Factor and Business disclosure to fully treat the implications of this circular and any other recent PRC regulations directed to P2P lenders, as applicable, on
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 2

       your product offerings, funding sources, business practices, strategic partnerships and other relevant loan, investment, intermediation, servicing and collection attributes.
       Please identify the specific activities, and their respective amounts, affected and describe specific steps you have taken or plan to take in response to the regulations.

Prospectus Summary

Overview, page 1

3. Please enhance the key operating data of your business to include the following metrics for the periods presented:

              Number of repeat borrowers;

              Number of active repeat investors,

              Number and value of loans by product as described on page 126, including average loan amount; and

              New borrower acquisition costs.

4. We note that the Oliver Wyman Report determined that you were a "leading technology-
       driven personal finance company in China focused on serving China's underserved prime borrowers and mass affluent investors." Please describe the "mass affluent investors"
       category and disclose the number of other marketplaces against which you were measured. We also note your statement that your platform is "one of the very few platforms able to enhance investors' confidence in the investment products with insurance protection." Please also disclose the number of other marketplaces against which you compared yourself for determining that there were "very few" marketplaces that offer insurance. In this regard, please tell us how you are defining "insurance protection."

5. Please revise to describe the types and ranges of fees that you charge, describing the services provided and the proportion of your revenues attributable to each over recent periods. In addition, please disclose the APR range on a product by product basis for your major loan products.

Our Industry, page 3

6. You state that the Chinese credit card balance transfer loan market emerged due to very different reasons than in the United States and the market in China emerged as to credit card holders not having sufficient credit lines from issuing banks, and need to repay in advance to free up their credit lines. Clarify if the credit lines from issuing banks are paid off as a requirement for obtaining a loan through your platform or if the credit card transfer loan is an additional credit facility for the borrower.
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 3


Risk Factors

Risks Relating to Our Business and Industry

If we are unable to maintain or increase the amount of loans we facilitate or if we are unable to retain existing borrowers or attract new borrowers . . . , page 21

7. Please expand this risk factor to explicitly address and identify, as applicable, whether any of your products will be prohibited under recent PRC guidelines.

Our platform requires adequate funding from investors and access to adequate lending capital on terms acceptable to us cannot be assured, page 21

8. Please revise your disclosure to clarify which third party entities currently providing credit enhancement services in relation to your products that lack the qualifications to provide those services. Please also identify the total amount, and percentage, of loans you facilitate that are subject to credit enhancement services by these entities.

Delinquency Rate by Balance, page 85

9. We note that your delinquency rate is calculated excluding interest and only includes outstanding principal. We also note your guarantee agreement with ZhongAn includes both principal and interest. Please revise to present your delinquency rate including accrued and outstanding interest.

10. Please enhance your disclosure to discuss trends in delinquency rates in the periods presented. On this topic, we noted that delinquency rates on loans 31-90 days past due as a percentage of total loans increased from 0.30% to 0.51% from December 31, 2016 to
       June 30, 2017 and delinquency rates on loans 91-180 days past due as a percentage of total loans increased from 0.21% to 0.41% from December 31, 2016 to June 30, 2017.
       Please discuss in sufficient detail the drivers of these trends in the periods presented.

Delinquency Rate by Vintage of Xiaoying Card Loans, page 86

11. Enhance your disclosure to explain the reason for the steady increase in delinquency rate from 0% in March 2017 to 6+% in November 2017.

Results of Operations, page 87

12. Please enhance your discussion to address the underlying reason for material changes in results, period-over-period. For example, explain the reason for the increase in Post-
       origination service fee from US$1.2 million in 2016 to US$3.2 million for the six months
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 4

       ended June 30, 2017. Consider providing enhanced disaggregating operating metrics such as loan volume to support your discussion.

Operating Expenses, page 90

13. Please break out origination and servicing expenses by type (i.e., credit assessment, customer acquisition, etc.) and discuss any material changes period over period.

14. Please break out general and administrative expenses by type (i.e., salaries and benefits, research and development, etc.) and discuss any material changes period over period.

Non-GAAP Measures, page 91

15. We note your presentation of Adjusted net (loss)/income adding back share-based compensation expenses. Please confirm that the share-based compensation expenses added back to get to the Non-GAAP financial measure Adjusted net
(loss)/income are net
       of taxes and update your disclosure accordingly.

Liquidity and Capital Resources, page 95

16. Please enhance your discussions to address the trends in your cash flows, including the impact of anticipated future growth and how you expect to fund future operations.
       Additionally, enhance your financing activities discussion to separately describe internal and external sources of liquidity, including any material unused sources of liquid assets.
       Refer to Regulation S-K, Item 303(a)(1).

17. We note your disclosure on page 95 that your, "primary sources of liquidity have been cash provided by . . . funds provided by our shareholders." We note disclosures throughout the document, including in Related Party Transactions on page 170, of a single shareholder (Mr. Tang) providing financing cash flows. Please clarify in your next amendment if you receive related party loans from any other shareholders.

18. We note your disclosure on page 95 that your primary source of liquidity during the six months ended June 30, 2017 was from funds provided by your shareholders as a result of the negative operating cash flow generated. Please discuss further in your Liquidity section the ability and willingness of the shareholder(s) to continue to finance X
       Financial's negative cash flows from operations. Please also consider adding a risk factor, or revise your risk factor on page 30, to discuss your reliance on a single shareholder or shareholders to finance current operations. Please factor into your disclosure in the Liquidity section and risk factors the potential impact of the legal proceedings related to Mr. Tang.

19. We note your disclosure on pages 95 and 96 concerning the loan to Zi Jin Zhong Hao
       (Tianjin) Investment Co., Ltd (ZJZH), an entity controlled by a shareholder (Mr. Tang),
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 5

       of RMB 217.0 million. Please expand your disclosures in the Investing Activities section of your Liquidity discussion to address the following related to this loan:

               The business purpose of the loan;

               Why the loan was interest-free;

               Any credit analysis performed before extending a loan of this size given your negative operating cash flow generated;

               Any commitments or plans to extend loans to ZJZH or any other entities controlled by Mr. Tang or other shareholder in the future; and

               Any loan concentrations as a result of the loan.

Cash Flows and Working Capital, page 96

20. Please revise your disclosure of cash provided by operating activities of RMB 421,760 and US$ 62,213. It appears you had cash used in operating activities of (RMB 421,760)
       and (US$ 62,213) as presented in your unaudited interim consolidated statement of cash flows on page F-47.

Intermediary Model, page 101

21. You state that you ceased the online intermediary model in April 2017. Enhance your discussion to explain the reasons for the cessation and if you ceased all operations related to the intermediary model or just certain operations related to the intermediary model.
       We noted that you earned 76% of total net revenues in 2016 from loan facilitation service related to the intermediary model.

Critical Accounting Policies, Judgments and Estimates

Revenue Recognition

Incentives to Investors, page 102

22. Please expand your disclosure in your next amendment to define "red packets."

23. We note that you provide incentives to investors in a variety of forms that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in products they purchase and that such incentives are accounted for as a reduction of revenue. Please disclose incentives provided to investors for the periods presented.
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 6

Industry Overview

Online Consumer Finance and Investment Platforms are Filling the Gap, page 110

24. For greater balance and context, please revise to discuss recent developments in the peer-
       to-peer lending industry in China, such as recent lending platform failures, over-
       leveraging, issues related to the industries' fast growth in relation to regulation and any resulting impact on China's online or mobile consumer finance marketplace industry in general, including the regulatory and political climate and response.

High-Credit-Limit Unsecured Loan Market, page 113

25. You state that the borrowers of property-owner loans will use their property ownership certificates as the proof of credit verification to obtain loans without providing properties as collateral. Clarify if property-owner loans are the same as Xiaoying Housing Loans and why for property-owner loans, properties are not provided as collateral whereas
       Xiaoying Housing Loans are secured by properties.

Business

Overview, page 117

26. To the extent that you experience seasonality in your business, please discuss accordingly. Refer to Item 4.B.3 of Form 20-F.

Our Borrowers and Loan Products, page 124

27.    We note that you define your customers as "prime borrowers . . . ."
Please clarify if the
       definition that you use for "prime borrowers" is unique to your business or an industry standard definition. In addition, please disclose the percentage of your active borrowers that are categorized as "prime." To the extent there are other classifications of borrowers that comprise your active borrowers, please disclose as such.

28.    Disclose how you calculated 1,200,914 cumulative borrowers.

29. You state that you price loans based on total borrowing costs, which comprises (i)
       nominal interest rates that borrowers pay investors, (ii) the service fee that you charge, payable by borrowers, for your services, including your guarantee service, if applicable;
       and (3) the insurance premium paid to ZhongAn. Tell us and clarify if there are circumstances in which you would not provide guarantee services.

30. Enhance your discussions to clarify the terms of your loan products, including when principal payments are due, how interest is accrued and whether a borrower may have more than one loan outstanding at any one time.
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 7


31. Please also disclose the range of annual interest rates for each of your loan products facilitated on your platform.

Transaction Process, page 127

32. Enhance your discussion; Stage 3: Credit Assessment, to clarify how you consider updated borrower credit information, including if and how often you update a borrower's credit grade.

Borrower Acquisition and Retention, page 130

33. Tell us and disclose whether you pay any fees or offer any incentive rewards to borrowers directly. If material, please tell us how you account for incentive rewards to borrowers.

Loan Facilitation Services to Other Platforms, page 131

34. We note that you "may also require" the selected financial technology company with which you cooperate to pay you a deposit. Please expand your disclosure to clarify when a deposit is required and how the amount of the deposit is calculated.

Investment Products and Services

Loan Products, page 132

35. Please discuss the features driving variation within the range of expected annualized rate of returns.

Other Products, page 133

36. In your discussion of Other Products, you identify money market and insurance products.
       On page F-61, you disclose that during the six months ended June 30, 2017, you recognized an expense of RMB 73,492,088 or US$ 10,840,660 for contingent liability concerning certain loans offered as part of "Other Products" in which the estimated default amount was in excess of the stand-ready liability provided. Tell us and clarify the types of products included in Other Products, excluding money market and insurance products, that gave rise to the contingent liability, and if guarantees are provided, your accounting policy.

37. We note your disclosure that investors are able to "invest in a wide range of products, such as loans . . . facilitated on [your] platform, money market products and insurance products." Please expand your disclosure to describe your money market products in more detail. For example, please identify the types of instruments offered. In addition,
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 8

       in the Regulation section of your prospectus, please explicitly address the rules and regulations that govern the money market industry in China, as applicable to your business model.

Credit Scoring and Pricing, page 138

38. You state that your risk management system assigns a credit grade to each applicant.
       Please tell us how your credit grades are determined. Please also enhance your disclosure to present your credit grade band matrix and disclose the outstanding loan balance for each period presented by credit grade.

Consolidated Statement of Comprehensive (Loss)/Income, page F-4

39. We note for loans transferred to consolidated trusts, you present the servicing fees charged to borrowers as financing income in your Consolidated Statement of
       Comprehensive (Loss)/Income. In accordance with ASC 942-225-S99-1, please revise to present gross, interest income (related to consolidated trust) and interest expense (related to consolidated trust).

Summary of Significant Accounting Policies, page F-9

40. Please tell us whether you incur material costs to obtain a contract, and if so, disclose your accounting policy for these material costs. Refer to ASC 340-40.

Revenue Recognition, page F-15

41. For loans facilitated through either the Direct Model or the Intermediary Model, you charge a service fee, which is payable by the borrower on a monthly basis, and that upon inception, you have the right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided or timing of repayment of the loan.
       Please revise your disclosure to address the following:

              If any fee is charged to borrowers to apply for a loan;

              Your obligation to the borrower once the loan application is approved;

              If any of the service fees are deducted from the loan proceeds at loan origination;

              Whether you have an unconditional right to consideration for both loan facilitation and post-origination services upon entry into the contract;

              How you ensure collection is probable if service fees are not deducted from loan proceeds at origination;
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 9

              The circumstances in which post-origination or guarantee services would not be provided; and

              If you ever only provide loan facilitation, post-origination or guarantee services separately and the circumstances thereof.

Direct Model, page F-15

42. We note that you early adopted ASC 2014-09, Revenue from Contracts with Customers
       (Topic 606). Please address the following:

              With respect to your "contractual agreement with the borrower," clarify whether, as part of the loan transaction process, you enter into an enforceable contract with your borrowers, and describe to us the promises within the contract with each of the borrower and investor;

              Tell us how you arrived at the determination that your customers are the investors considering that the total transaction price is paid by your borrowers and the nature of the terms of the contractual agreement with borrowers referenced above;
              and

              Tell us how you considered the guidance in Transition Resource Group for
              Revenue Recognition paper 52, paragraph 27(b) in determining that post-
              origination services are not in the scope of ASC 860, Transfers and Servicing.

43. We note your disclosure that transaction price includes variable consideration in the form of collection risk of the borrowers. Tell us how you considered the guidance in ASC
       606-10-25-1e, ASC 606-10-45-4, and ASC 606-10-55-3C in concluding that collection
       risk should be assessed in determining the transaction price and should not be accounted for in accordance with ASC 310.

44. Please expand your explanation of the Xiaoying Wealth Management platform to describe its function in the arrangement. In addition, tell us how you evaluated ASC 606-
       10-25-19 in determining whether the provision of access to the platform to your customers represents a distinct service.

45. You determine the total transaction price to be the service fees chargeable from the borrowers which is allocated amongst the guarantee service and two separate performance obligations. Please provide us with an example of the journal entries recorded under the direct model from inception through payoff, including your guarantee obligations. In addition, provide us with the journal entries to illustrate the recognition of
       "revenues from guarantee services."
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 10

46. Revenues from post-origination services are recognized over the term of the underlying loans as the services are provided, and revenues from guarantee services are recognized through performance of the guarantees (by making payments for defaults) or at the expiry of the guarantee term. As the collection of service fees is not conditional on the provision of subsequent post-origination or guarantee services, you record a corresponding accounts receivable when recognizing revenue from loan facilitation service. Explain to us why the related allowance for doubtful of accounts is nil considering net payouts under the related guarantee liabilities.

47. On page F-17 you state: "As the collection of service fees is not conditional on the provision of subsequent post-origination or guarantee services, the Group records a corresponding accounts receivable from loan facilitation service." Please tell us whether you record a contract liability and, if so, the related classification and opening and closing balances and revenue recognized that was included in the opening balance. Refer to ASC
       606-10-45-2 and 50-8.

48. Please tell us how you addressed the requirement in ASC 606-10-50-9 to explain how the timing of satisfaction of performance obligations relates to the typical timing of payment and the effect that those factors have on the contract balances.

Intermediary Model, page F-17

49. For loans sold under the intermediary model, clarify your disclosures as to whether you perform post-origination services subsequent to their sale. If so, tell us whether additional fees are charged for such services, and disclose how you account for the servicing activities.

50. We note your disclosure that the difference between (1) the proceeds received from the investors and (2) the sum of the carrying value of the loans and the fair value of the guarantee liability is recognized as a gain on sale. Please disclose where such gains are presented in your statement of comprehensive loss.

51. Tell us how you account for your guarantee obligation for loans transferred to consolidated trusts funded by external institutional investors recorded at fair value.

Disaggregation of revenues, page F-18

52. Please tell us your consideration of disaggregating "Post-origination service revenue" and
       "Other revenue" between the direct and Intermediary models. Refer to ASC 606-10-50-
       4.

53. Please tell us how you addressed the requirement in ASC 606-10-50-4 to disclose revenue recognized from contracts with customers separately from other sources of revenue.
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 11


Other revenue, page F-19

54. We note that penalty fees are recognized when the uncertainty associated with the variability is resolved (i.e., when the underlying event occurs and the fees are collected).
       Please explain to us the basis in GAAP for this accounting policy and the amount of penalty fees included in "other revenue."

 Guarantee liabilities, page F-21

55. Please address the following with regard to the guarantee liability that you provide to
       ZhongAn for your indirect exposure to borrower credit risk:

              The contractual terms of agreement you have with borrowers in the event of default and for which you reimburse ZhongAn for actual losses of both principal and interest;

              Clarify if under the contractual terms of the back-to-back agreement you have with ZhongAn, there are circumstances in which you are liable for less than actual losses paid by ZhongAn in the event of default;

              Given the back-to-back guarantee you provide to ZhongAn indirectly exposes X
              Financial to the credit risk of borrowers, tell us the business reason(s) for the agreement with ZhongAn since X financial is ultimately responsible for losses on the loans;

              Clarify your accounting policy for the initial and subsequent recognition of the guarantee liability, including journal entries;

              Clarify how you consider updated borrowers credit metrics, including how this information is considered in your estimate of the guarantee liability subsequent to inception. Refer to ASC 310-10-50-9; and

              Clarify if there are any products that you do not provide a financial guarantee and underlying factors that contributed to the incremental contingent liability of RMB
              73,492 million or US$ 10.8 million recognized for the period ending June 30,
              2017 that were not considered in your recurring guarantee liability estimate.

Accounts Receivable, page F-22

56. Enhance to discuss the nature of your accounts receivable, including underlying terms, which business models and products they relate, when such amounts are due and how such amounts are recognized when payments are received.
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 12

57. Explain why you only recognize accounts receivable to the extent it is probable that you will collect substantially all of the consideration and not the underlying contract amount less an allowance for estimated losses. Refer to ASC 310-10-30.

58. Provide the applicable disclosures as required by ASC 310-10-50, including credit quality information to enable investors to understand how and to what extent you monitor the receivables and assess the quantitative and qualitative information. Please also include an aging of the receivables.

59. You state that loans that are delinquent for more than 180 days are typically charged-off.
       Please clarify your charge-off policy and explain why you disclosed on page 119, that for our Xiaoying Card loan, credit losses as measured by 181-day plus charge-off was nil and that for your Xiaoying Preferred loan, credit losses as measured by 181 day plus charge-
       off was only .21%.

60. Please include a rollforward of the allowance for uncollectible accounts receivable in your next amendment.

Segment Information, F-26

61. We note your conclusion that the chief operating decision maker (CODM) concluded that the Group operates and manages its business as a single segment. Please reconcile this conclusion with your discussion throughout the document that you operate in three major business segments: (1) credit card transfer products, (2) high credit limit unsecured loans and (3) investment products.

Note 3. Fair Value of Assets and Liabilities, page F-29

62. Enhance your disclosures to address the disclosure requirements of ASC 820-10-50-2(c through g).

63. You state in your "Products" discussion on page 126, that you offer credit card balance transfer loans with terms of 3, 6, 9 and 12 installments and in your "Xiaoying Preferred
       Loan" discussion on page 129, that generally these loans have a fixed term of 12 months and borrowers usually repay by equal installments. Tell us, and revise as necessary, why the Level 3 rollfowards of both loans and payable to investors of consolidated trusts only reflects collections of RMB 10 million on loan principal and initial contributions of RMB
       770 million, respectively, considering the terms above.

Note 7. Guarantee Liabilities, page F-33

64. Please separately present the movement of guarantee liabilities between both intermediary and direct models, by product and present payouts and recoveries gross versus net.
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 13


65. Tell us how you determined the maximum potential undiscounted future payments of
       RMB 7,523 million that the Group would be required to make and the basis thereof, including your consideration of loans held in consolidated trusts accounted for at fair value.

66. You state that your guaranty liability is based on expected payouts estimated from delinquency, collection and historical loss experience. To provide investors with greater transparency around your guaranty liability, please provide the underlying loan delinquency, collection status and credit grade. Refer to ASC
460-10-50-4.

Note 9. Income Taxes, F-34

67. Given that you have a very small valuation allowance for net deferred tax assets, your sizable net losses in 2016 and that your net deferred tax assets are comprised primarily of guarantee liabilities, please disclose in your next amendment the specific positive and negative evidence evaluated to form your conclusions regarding the realizability of the net deferred tax assets.

Note 4. Fair value of assets and liabilities, page F-57

68. You disclose that one of the significant unobservable inputs in the fair value estimate of your guarantee liabilities is net accumulative expected loss rates which ranged from 0%
       to 8.52% for both 2016 and the period ending June 30, 2017. You also disclose that one of the significant unobservable inputs of in determining the fair value of your loans is net cumulated expected loss rates which were .60% as of December 31, 2016 and .34% as of
       June 30, 2017. Please explain the difference in the net accumulated expected losses used in estimating the fair values of the guarantee liabilities and loans.

69. Tell us and enhance your disclosure to explain the reason for the decrease in the net accumulated expected loss rates used in the estimating the fair value of loans from .60%
       to .40% at December 31, 2016 and June 30, 2017. Please also tell us how the contingent guarantee liability of RMB 73,492,088 for the period ending June 30, 2017 was factored in to the expected loss rates.

Note 8. Accrued Expenses and Other Liabilities, page F-60

70. We note that commission fee payable to channel cooperators was RMB 62,431,324 and
       30% of total accrued expenses at June 30, 2017 driven by the volume of borrowers driven to your platform. We also note that deposit payable to channel cooperators decreased from RMB 191,495,784 to RMB 177,969,675 at December 31, 2016 and June 30, 2017,
       respectively. Tell us and enhance your disclosure to explain the reason for the increase in commission fee payable to channel cooperators in light of the decrease in deposit payable to channel investors.
 Yue (Justin) Zhang
X Financial
February 5, 2018
Page 14


       You may contact Michelle Miller at (202) 551-3368 or David Irving at
(202) 551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3391 with any other questions.


                                                         Sincerely,

                                                         /s/ Erin E. Martin

                                                         Erin E. Martin
                                                         Special Counsel
                                                         Office of Financial
Services

cc:    Li He, Esq.